FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month ended	Commission File Number
November, 2002	000-49857

WESTRANGE CORP.
(Translation of registrant's name into English)
201-2500 13th Avenue, Regina, Saskatchewan Canada S4P 0W2.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

EXHIBIT LIST

Exhibit                                                         Description

99                                                               News Release

99.1                                                            Material Change Report

99.2                                                            News Release

99.3                                                            Form 51-901F Schedule A

99.4                                                            Form 51-901F Schedule B and C

99.5                                                            Confirmation of Mailing Letter to Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2003	WESTRANGE CORP. (Registrant)
By: /s/ Lionel Kambeitz
Chairman, CEO and CFO